

February 22, 2010

Mail Stop 4631

Kelly Tacke
Vice President – Finance, Chief Financial Officer and Secretary
Palm Harbor Homes, Inc.
15303 Dallas Parkway, Suite 800
Addison, Texas 75001

Re: Palm Harbor Homes, Inc.
Form 10-K for Fiscal Year Ended March 27, 2009
Definitive Proxy Statement on Schedule 14A filed on June 17, 2009
File No. 0-24268

Dear Ms. Tacke:

        We have reviewed your response dated February 9, 2010 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement on Schedule 14A filed on June 17, 2009

Executive Compensation, page 11

Compensation Discussion and Analysis, page 11

Annual Cash Compensation, page 11

1. We note your response to comment seven of our letter dated January 26, 2010.
    To the extent that the stock grant to Ms. Tacke was made solely upon the subjective determination of the CEO and the board, please state so. Otherwise your discussion must address the elements taken in consideration by the management and the board in approving this stock grant and how this compensation element fit into Ms. Tacke's overall compensation package. Please advise.

Kelly Tacke
Palm Harbor Homes, Inc
February 22, 2010
Page 2

Annual Bonus, page 12

2. We note your response to comment eight of our letter dated January 26, 2010,
    suggestive that the committee may be engaging in benchmarking of executive
    compensation within certain parameters. To the extent that the committee uses
    the compensation data of a peer group as a reference point on which – either
    wholly or in part – to base, justify or provide a framework for a compensation
    decision, then in future filings please expand your disclosure to state that the
    committee engages in benchmarking of executive compensation, disclose the
    components of your benchmark analysis (i.e., the companies comprising the peer
    group) and discuss how actual payments compared to the peer group. Refer to
    Item 402(b)(2)(xiv) of Regulation S-K. For additional guidance please see
    Question 118.05 of Regulation S-K Compliance and Disclosure Interpretations,
    which are available on our website at http://www.sec.gov/divisions/corpfin/
    guidance/regs-kinterp.htm as well as Staff Observations In the Review of
    Executive Compensation Disclosure, also available on our website at
    http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm. Please
    show us what your revised disclosure will look like.

    You may direct any questions to Era Anagnosti at (202) 551-3369 or Andy
Schoeffler at (202) 3748.

                                        Sincerely,

                                        Terence O'Brien
                                        Branch Chief